Exhibit 4.30
SHARE SALE AND PURCHASE AGREEMENT
by and between
Hoshin GigaMedia Center Inc.,
as Seller
and
China Network Systems Co., Ltd.
as Buyer
Dated as of August 28, 2008

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ii

INDEX OF EXHIBITS

Exhibit
1.1	Definition
2.2 (b)	Assumption of Financials of KBT and HGC Broadband Business
2.2(e)	Formula to Calculate Earn-out Target
3.1(a)	Disclosure Schedules
3.1(b)	Representations and Warranties of Seller
4.1	Representations and Warranties of Buyer
5.1(e)	Agreements
5.3(b)	Designated KBT Employees
5.14	Non-Competition
5.16	Confidentiality Agreement
5.18	Form of Transitional Service Agreement
6.1	Conditions Precedent to the Closing
6.2(b)	Seller’s Closing Deliverables

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SHARE SALE AND PURCHASE AGREEMENT
THIS SHARE SALE AND PURCHASE AGREEMENT is entered into on this 28th day of August, 2008 (this “Agreement”), by and between
(i) Hoshin GigaMedia Center Inc., a company organized and existing under the laws of the ROC, having its principal office at 8F, 207, Sec.2, Tiding Blvd., Neihu District, Taipei City 114, Taiwan (“Seller” or “HGC”); and
(ii) China Network Systems Co., Ltd., a company organized and existing under the laws of the ROC, having its principal office at 3F, 399, Recom Rd., Neihu District, Taipei City, Taiwan (“Buyer”).
Seller and Buyer shall hereinafter be referred to, individually as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, Seller is the sole shareholder of KBT, which currently operates and provides commercial customer broadband access, hosting and other related services (as well as OEM Business and Webs-TV ADSL Service); and
WHEREAS, Seller intends to sell and Buyer intends to buy the total issued and outstanding shares in KBT.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree the following terms and conditions:
ARTICLE I
TERMS AND DEFINITIONS
Section 1.1 Certain Defined Terms
For purposes of this Agreement, the capitalized terms stated herein shall have the meanings set forth in Exhibit 1.1 attached hereto.
Section 1.2 General Interpretation
(a) Reference made in this Agreement to a Section, Article or Exhibit shall be reference to a Section, Article or Exhibit of this Agreement unless otherwise stated. The table of contents and headings contained in this Agreement and all Exhibits are solely for convenience in referencing and shall not affect in any manner the meaning or interpretation of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require.

(b) Any and all capitalized terms used in any Exhibit but not otherwise defined therein shall have the meanings set forth in this Agreement. All Exhibits attached hereto or referred to herein are incorporated into and made a part of this Agreement as if set forth herein.
(c) The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”, unless otherwise specified.
(d) All references to “NT$” in this Agreement or any Ancillary Agreement refer to New Taiwan Dollars and references to “US$” in this Agreement or any Ancillary Agreement refer to United States Dollars.
ARTICLE II
PURCHASE AND SALE
Section 2.1 Purchase and Sale of the Shares
On the terms and subject to the conditions stated herein, at the Closing, Seller agrees to sell, assign, transfer, convey and deliver to Buyer shares of common stock in KBT (the “Shares”), representing total issued and outstanding shares in KBT, free and clear of any Encumbrances, and Buyer hereby agrees to purchase and accept from Seller such Shares.
Section 2.2 Purchase Price
(a) Subject to the terms and conditions of this Agreement, including but not limited to the adjustment stipulated in subsection (b) of this Section 2.2, and in reliance upon the representations, warranties and covenants of Seller contained herein, as consideration for the purchase of the Shares, Buyer shall pay Seller an aggregate purchase price of US$10,000,000, payable in New Taiwan Dollars at the Exchange Rate on or immediately prior to the Closing Date (the “Initial Purchase Price”).
(b) The Initial Purchase Price is offered on the assumptions set out in Exhibit 2.2(b). The Parties agree that the Initial Purchase Price shall be adjusted, downward but not upward, by the following amounts: (i) the full amount of any deficiency in Total Current Assets (excluding Cash and Cash Equivalent) less Total Liabilities, Total Non-Current Asset, and Minimum Net Cash and Cash Equivalent, and (ii) an amount equal to 6 times the deficiency in LTM EBITDA; provided, however, the maximum amount of the adjustment to the Initial Purchase Price that may be claimed against Seller by Buyer under this Section 2.2(b) shall be US$8,000,000; provided, further, Buyer agrees (i) not to make the price adjustment in relation to the deficiency in Minimum Cash and Cash Equivalent, if such deficiency is a direct result of the deficiency in LTM EBITDA and a price adjustment equivalent to 6 times of such LTM EBITDA deficiency has already been made, and (ii) to release Seller from the liabilities under the Clause 5 of Exhibit 3.1(b) Part B with respect to the relevant Financial Statements to the extent the same deficiency has been recovered through the price adjustment mechanism stipulated in this Section 2.2(b).

(c) Buyer shall procure a certified public accountant to review and audit the consolidated financials of KBT and pro forma financials for HGC Broadband Business, and pro forma consolidated combined financials of KBT and HGC Broadband Business for the twelve-month period ended as of the Closing Date; provided however, the review and audit on LTM EBITDA shall be for the twelve-month period ended (i) the end of the calendar month immediately before the Closing Date, if the Closing Date is on or before the 14th day of a calendar month, or (ii) the end of the calendar month immediately subsequent to the Closing Date, if the Closing Date is on or beyond the 15th day of a calendar month (the “Post Audit”, and the end of the LTM EBITDA for Post Audit, the “LTM EBITDA End Day”). Within 90 days from the Closing Date, Buyer shall deliver a written notice of the result of Post Audit to Seller which shall set out adjustment, if any, that shall be made to the Initial Purchase Price pursuant to Section 2.2(b) (the “Price Adjustment Notice”). In the event that Seller has any objection to the Price Adjustment Notice, Seller shall prepare, or cause to be prepared, and deliver to Buyer a statement setting out in detail the basis of such objections together with the supporting documents within 30 days after Seller’s receipt of the Price Adjustment Notice (the “Seller’s Objection Notice”). In the event that Seller accepts the Price Adjustment Notice or fails to timely submit a Seller’s Objection Notice, the Price Adjustment Notice shall become final and binding on the Parties. Buyer shall then be entitled to demand Seller to refund immediately the amount of adjustment required under the Price Adjustment Notice within 7 Business Days from the date when the Price Adjustment Notice shall become final and binding on the Parties. In the event that Seller delivers a Seller’s Objection Notice and Seller and Buyer are unable to resolve any disagreement resulting from such Seller’s Objection Notice through negotiation within 30 days after Buyer’s receipt of the Seller’s Objection Notice, either party may refer such disagreement to a firm of independent public accountants of international reputation reasonably acceptable to the other party (the “CPA Firm”). Seller and Buyer shall instruct the CPA Firm to deliver its written determination to Seller and Buyer within 30 days after such disagreement is referred to the CPA Firm or as otherwise agreed to between the Parties and the CPA firm. Both Seller and Buyer shall cooperative fully with CPA Firm and make readily available to the CPA Firm all relevant books and records and other items reasonably requested by the CPA Firm in connection with the determination of the amount of adjustment to the Initial Purchase Price pursuant to Section 2.2(b). The CPA Firm’s determination shall be conclusive and binding on Seller and Buyer. Buyer shall then be entitled to demand Seller to refund the amount of adjustment determined by the CPA Firm, and Seller shall pay such amount within 7 Business Days from the date of receipt of the CPA Firm’s determination. The fees and disbursements to the CPA Firm shall be borne equally by Seller and Buyer.
(d) Seller shall bear the ROC securities transaction tax (the “STT Payable”) for the sale and transfer of the Shares at 0.3% of the Initial Purchase Price. Buyer shall withhold the STT Payable and pay the same to the ROC tax authorities on the Closing Date and deliver a copy of the receipt for payment of the STT Payable to Seller’s designated person at the Closing.
(e) The Parties further agree that (i) in event that (x) the KBT ISP Gross Profits are no less than NT$200 Million, and (y) subject to the proviso (A) of this Section 2.2(e), the Giga Brand CM Gross Profits of the Company are no less than NT$39.1 Million, for the first twelve months period from the LTM EBITDA End Day (the “First Earn-out Target”), as determined in accordance with the formula set forth in Exhibit 2.2(e), in addition to the Initial Purchase Price for the Shares, Buyer shall pay Seller the amount of US$3,000,000 (the “First Earn-out Payment”) and the First Earn-out Payment shall be paid by remitting immediately available fund in New Taiwan Dollars at the Exchange Rate into the account designated by Seller within 7 Business

Days once the achievement of the First Earn-out Target is confirmed by the Parties; (ii) in event that (x) the KBT ISP Gross Profits are no less than NT$215 Million, and (y) subject to the proviso (A) of this Section 2.2(e), the Giga Brand CM Gross Profits are no less than NT$39.1 Million, for the second twelve months period from the LTM EBITDA End Day (the “Second Earn-out Target”), as determined in accordance with the formula set forth in Exhibit 2.2(e), in addition to the Initial Purchase Price for the Shares, and, if any, the First Earn-out Payment, Buyer shall pay Seller the amount of US$2,000,000 (the “Second Earn-out Payment”) and the Second Earn-out Payment shall be paid by remitting immediately available fund in New Taiwan Dollars at the Exchange Rate into the account designated by Seller within 7 Business Days once the achievement of the Second Earn-out Target is confirmed by the Parties; provided, however, (A) the target of Giga Brand CM Gross Profits shall be adjusted proportionally in accordance with the formula set forth in Exhibit 2.2(e) to account for the number of subscribers to Giga Brand Cable Modem who are transferred to CNS Brand Cable Modem after Closing; (B) the target of Giga Brand CM Gross Profit shall cease to apply if 95% or more of Giga Brand Cable Modem subscribers have been transferred to CNS Brand Cable Modem within two months after Closing; and (C) any excess of the KBT ISP Gross Profits can be counted towards the Giga Brand CM Gross Profits for the applicable twelve-month period. In order for Seller to monitor the achievement of the First Earn-out Target and the Second Earn-out Target (each, an “Earn-out Target”), Buyer shall, on a quarterly basis, provide Seller with complete and accurate profit and loss accounts, and balance sheet in respect of the corporate ISP business and the consumer ISP business of the Company, and earn-out target calculation based on the quarterly profit and loss accounts, and shall provide Seller with a quarterly report certified by Buyer’s management on the number of broadband internet subscribers who are using KBT internet bandwidth/services at the end of such period; provided, however, that Seller shall keep all such records in strict confidence and shall only use any such records for exercise of its rights set forth herein.
(f) (i)Within 90 days after the end of the first twelve months period and the end of the second twelve months period from the LTM EBITDA End Day, Buyer shall send a written notice to Seller each time to confirm whether the First Earn-out Target and the Second Earn-out Target have been achieved (the “Buyer’s Statement”). In the event that the achievement of an Earn-out Target is confirmed in the Buyer’s Statement, the obligation for the payment of said earn-out payment shall become final and binding on the Parties. (ii) In the event that the achievement of an Earn-out Target is denied in the Buyer’s Statement, Buyer shall at the same time provide Seller with the necessary financial and accounting documents and information, including, without limitation, a detailed earn-out target calculation derived from the profit and loss accounts for the first and the second twelve months periods so that Seller can verify the achievement of such Earn-out Target. Seller shall prepare, or cause to be prepared, and deliver to Buyer a statement whether to accept Buyer’s Statement within 30 days after receiving Buyer’s Statement together with the necessary financial and accounting information and documents (the “Seller’s Statement”). In the event that Seller accepts the Buyer’s Statement or fails to timely submit a Seller’s Statement, the Buyer’s Statement shall become final and binding on the Parties. (iii) In the event that Seller and Buyer disagree on whether the First Earn-out Target and Second Earn-out Target have been achieved and are unable to resolve such disagreement through negotiation, they shall refer such disagreement to a CPA Firm reasonable acceptable to the other party. Seller and Buyer shall instruct the CPA Firm to deliver its written determination to Seller and Buyer within 30 days after such disagreement is referred to the CPA Firm or as otherwise agreed to between the Parties and the CPA firm. The CPA Firm’s determination shall be conclusive and binding on Seller and Buyer. The fees and disbursements of the CPA Firm shall be borne equally by Seller and Buyer. Buyer shall make readily available to the CPA Firm all relevant books and records and any work papers relating to the determination on whether the First Earn-out Target and the Second Earn-out Target have achieved and all other items reasonably requested by the CPA Firm in connection therewith.
(g) If at any time before the end of the second twelve months period from the LTM EBITDA End Day and there is a Change of Control of the Company, Buyer shall procure the transferee of the Shares or assets of the Company, or the entity which the Company merges with, to execute and deliver to the Company and Seller a consent letter under which such transferee or entity undertakes to be bound by Sections 2.2 (e), (f) and (g).
(h) At the Closing, the equivalent, in New Taiwan Dollars, of US$2,500,000 at the Exchange Rate on or immediately prior to the Closing Date (such amount, or the portion thereof held by the Escrow Agent from time to time, the “Escrow Amount”) shall be withheld by Buyer from the Initial Purchase Price and deposited into a trust established by the Escrow Agent (the “Escrow Account”), which amount shall be available to be applied for any price adjustment payment, severance payment, and indemnification payment payable to Buyer or Buyer Indemnified Parties pursuant to Section 2.2(b), Section 5.3(b), Section 8.2 or 8.4(ii) hereof and indemnification payment payable to or the buyer indemnified parties pursuant to Section 9.2 of the HGC Agreement, respectively, and to be released by the Escrow Agent to Seller, Buyer or , as applicable, in accordance with Article II of the Escrow Agreement. The Parties agree that the fees and expenses of the Escrow Agent will be borne equally by Buyer and Seller. As the Escrow Agent’s fees and expenses will be deducted form the Escrow Account pursuant to Section 3.3 of the Escrow Agreement, either Party agrees to contribute and reimburse the other Party to the extent necessary so that the fees and expenses of the Escrow Agent shall have been borne equally by Buyer and Seller.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF SELLER
Section 3.1 Representations and Warranties
Seller hereby represents and warrants to Buyer that the matters contained in Exhibit 3.1(b) attached hereto.
Section 3.2 Limitation of Disclosure Schedules
(a) Any and all information contained or referred to in the disclosure schedules attached hereto as Exhibit 3.1(a) (the “Disclosure Schedules”) shall be treated as disclosure by Seller in respect of each and every obligation of Seller under this Agreement, including but not limited to the representations and warranties of Seller stipulated in Section 3.1 hereof. For the avoidance of doubt, any and all information contained or referred to in the Disclosure Schedules shall be treated as a disclosure by Seller in respect of each and every representation and warranty and not in respect of any particular representation or warranty.

(b) The headings and numbering stated in the Disclosure Schedules shall not affect the interpretation thereof.
(c) The disclosure of any of the Disclosure Schedules shall not imply the existence of any representation, warranty or undertaking not expressly stated in the Agreement, nor be taken as an expansion of the scope of the representations and warranties of Seller as set forth in Exhibit 3.1(b) attached hereto.
Section 3.3 Exclusivity of Representations and Warranties
Neither Seller, nor any of its respective Affiliates or Representatives has made any representation or warranty of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, operating results, assets or liabilities of KBT), except as expressly set forth in this Article III and Exhibit 3.1(b), and Seller hereby disclaims any such other representation or warranty.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
Section 4.1 Buyer’s Representations and Warranties
Buyer hereby represents and warrants to Seller those matters set forth in Exhibit 4.1 attached hereto.
ARTICLE V
COVENANTS
Section 5.1 Business Operation Prior to the Closing
Between the date of execution hereof and the Closing Date, unless (i) otherwise stated in this Agreement; or (ii) Buyer shall otherwise agree in writing, Seller covenants and agrees that the business of KBT shall be conducted only in the ordinary course of business in all material respects and KBT shall not:
(a) amend or otherwise change its organizational documents;
(b) extend, modify, terminate, amend or enter into any contract with any Affiliate of KBT;
(c) sell, lease, license, abandon, transfer, dispose of, or grant rights under any Intellectual Property Rights or materially modify any existing rights with respect thereto, except in the ordinary course of business consistent with past practice;
(d) enter into any agreements to acquire or acquire any real property or enter into any Leases;

(e) terminate, modify or amend any agreement that is or would be required to be listed on Exhibit 5.1(e), except in the ordinary course of business and not involving a material increase in liability or material reduction in revenue;
(f) mortgage, pledge or grant a security interest in any assets, tangible or intangible, other than purchase money liens in the ordinary course of business;
(g) fail to pay, or delay payment of, or contest the obligation to pay any account payable or other payment obligation when due (other than a bona fide good faith dispute regarding such obligation or the amount thereof, which dispute is immaterial in amount and is communicated to Buyer in writing), or induce any customer of KBT to accelerate payment of, or initiate any collection efforts outside the ordinary course of business with respect to, any accounts receivable or other right to payment of KBT, or take any other action (or fail to take any other action) not in the ordinary course of business that, individually or in the aggregate, would reasonably be expected to result in a material increase or decrease in KBT’s working capital from the amount reflected in the financial statements, except as would not be materially adverse to KBT;
(h) issue, deliver, or sell, or authorize, or propose, or agree or commit to the issuance, delivery, or sale of any shares of KBT, or any options, warrants, convertible securities, commitments, agreements, understandings, restrictions, arrangements or other rights of any kind to acquire any such shares;
(i) acquire or agree to acquire by merging or consolidating with, or by purchasing, any corporation, partnership, other business organization, division or any assets other than in the ordinary course of business;
(j) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization of KBT;
(k) sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any of its assets or cancel, release, or assign any indebtedness or claim, except in the ordinary course of business or in amounts which are not material, individually or in the aggregate, to KBT;
(l) incur any indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligations, conditional sale, guarantee, issue any debt securities or otherwise, except in the ordinary course of business;
(m) enter into any Material Contract, other than any such Contract entered into in the ordinary course of business;
(n) conduct any transaction or incur any liability which is, individually or in aggregate, in excess of NT$1,000,000, except in the ordinary course of business;
(o) authorize, or make any commitment with respect to, any single capital expenditure or capital expenditures that are, in the aggregate, in excess of NT$600,000;

(p) settle any claim, action, or proceeding, or waive any claims or rights with value in excess of NT$1,000,000, except in the ordinary course of business or in amounts that are not material, individually or in the aggregate, to KBT or the Giga Brand cable modem business and is communicated to Buyer in writing;
(q) make or commit to make any payment that is in excess of NT$1,000,000, except in the ordinary course of business; or
(r) make any change in accounting policies or material changes in accounting practice, methods or practice, except as required by GAAP.
Provided, that, the numerical restrictions set out in the above clause (n), (o), (p) and (q) shall apply on the consolidated basis of the Company’s business (including the OEM Business and Webs-TV ADSL Service) and the Giga Brand cable modem business transferred under the HGC Agreement.
Section 5.2 Dividends; Changes in Shares
Between the date of execution hereof and the Closing Date, Seller covenants and agrees that KBT shall not (i) declare, set aside, make or pay any dividend, payable in cash, shares, property or otherwise with respect to any of its capital shares; (ii) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares or make any other change with respect to its capital structure; (iii) repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock; or (iv) agree or propose to do any of the foregoing.
Section 5.3 Plans; Employees
(a) Between the date of execution hereof and the Closing Date, Seller covenants and agrees that (i) KBT shall not adopt or amend in any material respect any Plan, or pay any pension or retirement allowance not required by any existing Plan; (ii) KBT shall not enter into or amend any employment contracts without the prior approval of Buyer, which approval shall not be unreasonably withheld, pay any special bonuses or special remuneration to officers, directors, or employees, or increase the salaries, bonuses, wage rates, or fringe benefits of its officers or employees, other than any such increases to non-management employees required by laws, or pursuant to the Plans or agreements set forth on Schedule B.10, and consistent with the KBT’s existing policies and past practice; and (iii) KBT shall not rescind or attempt to rescind, anticipatorily repudiate or otherwise challenge the validity of, or amend or modify in any manner, the employment agreements or Plans referred to in Schedule B.10 of this Agreement.
(b) Seller covenants and agrees to pay all severance payments to (i) the employees of KBT set forth in Exhibit 5.3(b) (the “Designated KBT Employees”) and (ii) the HGC Transferred Employees, who are given notices of dismissal by KBT within 80 days after the Closing Date, pursuant to the Labor Standard Act and Labor Pension Act of the ROC, and insofar as such employees are entitled to and already receive severance payments under the Labor Standard Act and Labor Pension Act of the

ROC. Seller shall pay Buyer the aggregate amount of the severance payments all such dismissed employees are entitled to as of their respective date of dismiss by remitting immediately available fund in New Taiwan Dollars into the account designated by Buyer within 7 Business Days upon receipt of Buyer’s notice of such dismiss; provided that the unpaid bonuses accrued for all such dismissed employees as of their respective date of dismiss shall be deducted from the relevant financials of KBT and HGC Broadband Business for the purpose of the Post Audit under Section 2.2(c) to the extent such bonuses will no longer be payable to such dismissed employees by KBT under their individual contractual agreements with KBT, ROC labor laws and ROC GAAP. With respect to any employee of KBT (including HGC Transferred Employees) who is entitled to restricted stock units under the employee equity incentive plan of GigaMedia Limited, Seller will be solely responsible for settlement of any payment due and payable to any such employee and shall hold Buyer and KBT harmless from any damages, loss, cost and expense as a result of any claim in relation to the benefits under such employee equity incentive plan by any such employee.
(c) Within 30 days from the Closing Date, Buyer shall procure an actuarial firm to conduct an actuarial valuation to assess the pension exposure (the “Pension Exposure”) based on the KBT employees’ (including the HGC Transferred Employees’) seniority under the Labor Standard Act up to the Closing; provided that no Pension Exposure shall be taken into account with respect to those Designated KBT Employees and the HGC Transferred Employees dismissed or given by notice of dismissal by KBT in accordance with Section 5.3(b). Buyer shall instruct the actuarial firm to deliver its report on the Pension Exposure (the “Pension Report”) to Seller, Buyer and the accountant who conducts the Post Audit pursuant to Section 2.2(c) within 90 days after such engagement. Both Seller and Buyer shall cooperative fully with the actuarial firm and make readily available to the actuarial firm all relevant documents reasonably requested by the actuarial firm in connection with the determination of the Pension Exposure. The actuarial firm’ Pension Report shall be conclusive and binding on Seller and Buyer and shall be used by the CPA firm to determine the relevant financials for purpose of the Post Audit under Sections 2.2 (b) and (c). For avoidance of doubt, this Pension Report shall take into account the severance payment made or to be made pursuant to Section 5.3(b). The fees and disbursements to the actuarial firm shall be borne equally by Seller and Buyer.
Section 5.4 Insurance
During the period from the date of this Agreement until the Closing Date, Seller shall maintain or cause to be maintained in effect till the Closing all equipment, fire and liability insurance policies maintained on the date hereof relating to the business of KBT consistent with the past practice.
Section 5.5 Exclusivity.
Until the earlier of the Closing Date or the date this Agreement is terminated pursuant to Section 7.1 hereof, Seller, KBT and their Boards of Directors shall not, and Seller, KBT and their Boards of Directors shall direct and use their best efforts to cause their respective Representatives not to (i) actively solicit, engage in discussions or negotiate, or take any other action intended or designed to facilitate (including by way of furnishing information) any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a Takeover Proposal (as hereinafter defined) or (ii) enter into any agreement with respect to a Takeover Proposal. Additionally, neither the Board of Directors of Seller or KBT, nor any committee thereof shall:
(a) withdraw or modify, in a manner adverse to Buyer, the approval or recommendation by Seller’s or KBT’s Board of Directors or any such committee of the approval of this Agreement and the transaction contemplated hereunder;
(b) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal; or
(c) approve any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal.
Notwithstanding the provisions of this Section 5.5, Seller may furnish information concerning its business, properties or assets to a Person pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such Person concerning an Takeover Proposal, if such Person has on an unsolicited basis submitted a bona fide Takeover Proposal to Seller’s board which the Seller’s board determines, in good faith, after consultation with its financial advisor and independent legal counsel that (i) such Takeover Proposal constitutes, in light of all relevant circumstances and all terms and conditions of such Takeover Proposal and this Agreement, a transaction to be more favorable to the Company’s stockholders than the transaction contemplated by this Agreement and (ii) that the failure to take such action would be inconsistent with Seller’s board’s or the parent of Seller’s board’s fiduciary duties to its stockholders under applicable Law; provided, that (x) Seller has first given Buyer a written notice that states that Seller has received such Takeover Proposal and includes the information set forth below, (y) such Takeover Proposal was made after the date of this Agreement and did not otherwise result from a breach of this Section 5.5. Contemporaneously with furnishing any information to such Person, Seller shall furnish such information to Buyer (or, with respect to any such information that has previously been furnished to Buyer or its representatives, a list identifying such information).
As promptly as practicable (and, in any event, within 48 hours) after receipt of an Takeover Proposal or any request for information or any discussions or inquiries which is reasonably likely to lead to an Takeover Proposal, Seller shall provide Buyer with written notice of the material terms and conditions of such Takeover Proposal, request, discussion or inquiry, and the identity of the Person or group making such Takeover Proposal, request, discussion or inquiry, and a copy of all written materials provided in connection with any such Takeover Proposal, request, discussion or inquiry. After receipt of such Takeover Proposal, request, discussion or inquiry, Seller shall promptly keep Buyer informed of the status and details (including changes or proposed changes to the economic terms and any other material amendments or proposed material amendments and any withdrawals or abandonment) of any such Takeover Proposal, request, discussion or inquiry and shall promptly provide to Buyer a copy of all written materials subsequently provided in connection with such Takeover Proposal, request, discussion or inquiry.

Any violation of the restrictions set forth in this Section 5.5 by any officer or director of Seller or KBT, or any Person acting pursuant to instruction or authorization by Seller or KBT shall be deemed to be a breach of this Section by Seller.
Section 5.6 Access to Information
From the date of execution hereof until the Closing Date, upon reasonable notice, Seller shall cause KBT to afford Buyer and its Representatives reasonable access to the Representatives, properties, offices and other facilities, books and records of KBT and shall cause KBT to furnish Buyer with such financial, operating and other data and information as Buyer may reasonably request; provided, however, that any such access or furnishing of information shall be conducted at Buyer’s expense, during normal business hours, under the supervision of KBT’s personnel and in such manner as not unreasonably to interfere with the normal operations of KBT. Notwithstanding anything to the contrary in this Agreement, KBT or Seller shall not be required to disclose any information to Buyer or its Representatives if such disclosure would violate any applicable Law, while any such withholding of information shall not relieve Seller and KBT from the provision of accurate representations and warranties.
Section 5.7 Update of Disclosure Schedules; Knowledge of Breach
Seller shall from time to time ending on the 7th day prior to the Closing supplement or amend the Disclosure Schedules with respect to any matter hereafter arising which if existing as of the date of execution hereof would have been required to be set forth or described in such Disclosure Schedules (the “Supplemental Disclosure”). Unless otherwise expressly provided herein, nothing contained in this Section shall prejudice the rights of Buyer to exercise any right or claim any remedies which Buyer has under this Agreement. The Supplemental Disclosure with respect to any matter which if existing as of the date of execution hereof or arising after the date of execution hereof shall not be deemed to have cured any breach of any representation and warranties made in this Agreement for the purpose of determining whether or not any Buyer Indemnified Party has an indemnification claim pursuant to Article VIII hereof. If prior to the Closing, either Party shall have reason to believe that any breach of a representation or warranty of the other Party has occurred, the Party which does not breach the representation or warranty shall promptly notify the other Party, in reasonable details.
Section 5.8 Transition Period.
With respect to the proposed transaction that KBT will become a subsidiary of Buyer after the Closing, Seller and KBT shall use commercially reasonable efforts to make adequate explanations to KBT’s employees, customers and suppliers to facilitate a smooth transition. Seller and KBT will use commercially reasonable efforts to effectuate the transactions contemplated hereby, to fulfill and cause to be fulfilled the conditions to closing under this Agreement and assist in the satisfactory and smooth completion of the transfer.
Section 5.9 Notification of Certain Matters
Until the Closing, the Party shall promptly notify the other Party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Exhibit 6.1 attached hereto becoming incapable of being satisfied.

Section 5.10 No Solicitation
If this Agreement is terminated prior to the Closing, Buyer shall not, for a period of six months after the date of execution hereof, without the prior written consent of Seller, solicit (other than a solicitation by general advertisement) any person who is an employee of KBT or Seller, at the date hereof or at any time during the period between the date of execution of hereof and the date of termination hereof, to terminate his or her employment with KBT or Seller, as the case may be. For avoidance of doubt, this Section shall not restrict Buyer from offering employment to any person who is an employee of KBT or Seller, at the date hereof or at any time during the period between the date of execution of hereof and the date of termination hereof, and applies for a post at Buyer on his/ her own initiative or who is dismissed or terminated by KBT or Seller.
Section 5.11 Resignations
Seller shall deliver at the Closing the written resignations issued by all of the directors and supervisors of KBT, effective as of the Closing Date.
Section 5.12 Consents and Filings; Further Assurances
(a) Seller shall use commercially reasonable efforts to take, or cause to be taken, all appropriate actions to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Seller Required Approval. Buyer shall cooperate as reasonably requested by Seller to obtain the Seller Required Approval.
(b) The Parties acknowledge that certain consents and waivers may be required from the counter-parties to Material Contracts to which KBT or Seller is a party for transfer of such Material Contracts. Seller and KBT will use commercially reasonable efforts to obtain the consents and/or waiver from each of the counter-parties to facilitate such transfer.
(c) Each Party shall promptly notify the other Party of any communication that it or any of its Affiliates or Representatives receives from any Governmental Authority relating to the subject matters of this Agreement and permits the other Party to review in advance any proposed communication by such Party to any Governmental Authority. No Party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting.
(d) Seller shall use commercially reasonable efforts to cause KBT to execute a written agreement with Gamania Digital Entertainment Co., Ltd. () with the terms and conditions no less favorable than those currently available before the Closing and not to terminate, modify or amend any verbal agreements related to the OEM Business.

Section 5.13 Public Announcement
During the period from the date of execution hereof and the Closing Date, Buyer and Seller shall consult with each other before issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereunder, and neither Buyer nor Seller shall issue any press release or make any public statement prior to obtaining the written approval of Seller or Buyer, as the case may be, which approval shall not be unreasonably withheld, provided, however, the foregoing shall not limit the ability of a party to make announcements and filings required by applicable Laws. Buyer and Seller shall cooperate with each other in releasing, to the extent required, information concerning this Agreement and the transactions contemplated herein. Where practicable each of the parties shall furnish to the other drafts of all releases and filings prior to publication or filing and shall duly take into account suggestions of the other party. Nothing contained herein shall prevent either party at any time from furnishing any information to any Governmental Authority or from issuing any release when it believes it is legally required to do so, provided such party gives the other party prompt notice of such order and complies with any protective order (or equivalent) imposed on such disclosure.
Section 5.14 Non-Competition.
For the duration of five (5) years after the Closing, except as otherwise set forth in Exhibit 5.14 hereto, Seller shall not and shall cause each GigaMedia Group Member not to, directly or indirectly, invest, own, engage or participate in any manner in any business or any company, joint venture, partnership, or other entity that is engaged in the Relevant Business in Taiwan.
Section 5.15 Non-Interference.
Seller undertakes that, unless otherwise approved by Buyer in writing, for the duration of five (5) years after the Closing, Seller and any GigaMedia Group Member shall not, directly or indirectly:
(a) persuade or seek to persuade any customer, supplier, agent or independent contractor of KBT or its Affiliates to cease to do business or to reduce the amount of business, to the extent that such business is the Relevant Business, which such party has customarily done or contemplates doing with KBT and/or its Affiliates;
(b) solicit, provide services to, or perform services for, in each case in a manner similar to the Relevant Business, any person who is or was a customer of any of KBT or its affiliates; or
(c) hire, solicit for employment, or recruit any KBT employee, excluding those terminated or dismissed by KBT after the Closing, or induce or encourage any of the foregoing to terminate their employment relationship with KBT, or attempt to do any of the foregoing either on its own behalf or for the benefit of any third person, for the purposes of working in the Relevant Business.

In Sections 5.14 and 5.15, “Relevant Business” means the operation of commercial and consumer Internet access and cable modem business in Taiwan, the Republic of China. For avoidance of any doubt, the on-line game business currently operated by Seller and its Affiliates and any ancillary services relating to on-line game business shall be excluded from the Relevant Business; provided that Seller and any GigaMedia Group Member shall not, without Buyer’s prior written consent, provide any ancillary service which could be in direct or indirect competition with the Relevant Business in any material respect.
Section 5.16 Confidentiality.
Until the Closing Date, information furnished hereunder shall be subject to, and each of the Parties shall and shall cause its Affiliates and Representatives to comply with, the terms of the Confidentiality Agreement (the “Confidentiality Agreement”) in the form attached hereto as Exhibit 5.16 as if each Party hereto were a party thereto.
Section 5.17 Additional Agreements.
In case within 6 months after the Closing Date any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest KBT with full title to all properties, assets, rights, approvals, immunities, and franchises, the proper officers and directors of each party to this Agreement shall take all such necessary action.
Section 5.18 Transitional Service Agreement
Seller shall have entered into the Transitional Service Agreement with KBT and —ì^ substantially in the form as Exhibit 5.18 attached hereto, pursuant to which Seller will provide certain transitional services as may be necessary for carrying out the business of KBT.
Section 5.19 Seller’s Post Closing Covenant
(a) Seller shall deliver or cause to be delivered to Buyer (i) the balance sheet of KBT and the pro forma consolidated balance sheet of KBT and HGC Broadband Business within 20 days after the Closing Date, and (ii) the income statement of KBT and the pro forma consolidated income statement of KBT and HGC Broadband Business for the 12-month period ended the LTM EBITDA End Day within 20 days after the LTM EBITDA End Day. Seller undertakes that (i) such balance sheets and income statements shall(x) be prepared in accordance with the books and records of KBT and HGC Broadband Business, (y) be prepared in accordance with GAAP applied on a consistent basis, and (z) show in all material respects a fair view of the state of affairs, assets and liabilities, financial position, profit or loss and results of operations of KBT and HGC Broadband Business as at the respective dates thereof and for the periods covered thereby, applied on a consistent basis during the periods concerned, and (ii) there shall not be any transaction or any liabilities (including contingent liabilities) or payment, which ought to be included in such balance sheets and income statements in accordance with GAAP, but are not included therein which is, in aggregate and on the consolidated basis of KBT’s business and the Giga Brand cable modem business, in excess of NT$2,000,000.

(b) Seller shall use its commercially reasonable efforts to assist Buyer in negotiating with the landlords of the leased premises listed in Schedule B.17 not to terminate or renew any such lease within two years after the Closing Date.
Section 5.20 Buyer’s Post Closing Covenant
In order to protect the Earn-out Payments due and payable to Seller pursuant to Section 2.2(e), Buyer acknowledges and agrees that KBT is acquired on a going concern basis and within two (2) years after the Closing, Buyer shall cause KBT to continue operating its current lines of business and shall use its commercially reasonable effort to develop, expand and grow corporate ISP business of KBT, including, without limitation, to offer services to existing customers at terms and conditions that are competitive in the market as determined by KBT management team in the best interest of KBT.
ARTICLE VI
CLOSING
Section 6.1 Closing
The completion of the transaction contemplated in this Agreement (the “Closing”) shall take place at the office of Lee and Li, Attorneys-at-Law, 9th Floor, No. 201, Tun Hua N. Road, Taipei 105, Taiwan, ROC, at 10:00 A.M., Taiwan time on [September 3, 2008] subject to the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the Parties set forth in Exhibit 6.1 attached hereto (other than such conditions as may, by their terms, only be satisfied at the Closing), or at such other place or at such other time or on such other date as the Parties may mutually agree. The day on which the Closing takes place is referred to as the “Closing Date”.
Section 6.2 Closing Deliverables
(a) At the Closing, Buyer shall pay an amount of cash equal to the Initial Purchase Price minus the aggregate of (x) Escrow Amount which shall be transferred to the Escrow Account pursuant to Section 2.2(h), and (y) the STT Payable, by remitting the immediately available funds in New Taiwan Dollars at the Exchange Rate to Seller’s designated account, and shall deliver the receipt of the STT Payable issued by the ROC tax authorities to Seller.
(b) At the Closing, Seller shall deliver or cause to be delivered to Buyer share certificates representing the Shares owned by Seller, duly endorsed by Seller and such other closing deliverables as listed in Exhibit 6.2(b) attached hereto.

ARTICLE VII
TERMINATION
Section 7.1 Termination
This Agreement may be terminated at any time prior to the Closing in any of the following circumstances:
(a) by mutual written consent of Seller and Buyer;
(b) by Seller, if Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any of the Ancillary Agreements entered into prior to the Closing, and such breach or failure to perform (x) would give rise to the failure of fulfillment of any condition set forth in Exhibit 6.1 attached hereto; (y) cannot be or has not been cured within fifteen (15) days following delivery of written notice of such breach or failure to perform; and (z) has not been waived by Seller in writing; provided, however, that this Agreement shall be deemed terminated by Seller in accordance with this Section 7.1(b) with an immediate effect if Seller terminates the HGC Agreement in accordance with Section 8.1(b) of the HGC Agreement;
(c) by Buyer, if Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any of the Ancillary Agreements entered into prior to the Closing, and such breach or failure to perform (x) would give rise to the failure to fulfillment of a condition set forth in Exhibit 6.1 attached hereto; (y) cannot be or has not been cured within fifteen (15) days following delivery of written notice of such breach or failure to perform; and (z) has not been waived by Buyer in writing; provided, however, that this Agreement shall be deemed terminated by Buyer in accordance with this Section 7.1(c) with an immediate effect if terminates the HGC Agreement in accordance with Section 8.1(c) of the HGC Agreement;
(d) (i) by Seller, if any of the conditions set forth in Parts A and B of the Exhibit 6.1 attached hereto shall have become incapable of fulfillment prior to December 31, 2008 (the “Termination Date”); or (ii) by Buyer, if any of the conditions set forth in Parts A and C of the Exhibit 6.1 attached hereto shall have become incapable of fulfillment prior to the Termination Date; provided, that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available if the failure of the Party claiming termination hereof or requesting to fulfill any obligation under this Agreement shall have been the cause of the failure of such condition to be satisfied on or prior to such date; provided, further, that if a Party or terminates the HGC Agreement in accordance with Section 8.1(d) of the HGC Agreement, this Agreement shall be deemed terminated by the same Party (by Buyer, if terminates the HGC Agreement) in accordance with this Section 7.1(d) with an immediate effect; or
(e) by either (i) Seller, in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that Seller shall have complied with Section 5.12 hereof, or (ii) Buyer, in the event that Seller fails to obtain Seller Required Approval, or any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that Buyer shall have complied with Section 5.12 hereof; provided, further, that if a Party or terminates the HGC Agreement in accordance with Section 8.1(e) of the HGC Agreement, this Agreement shall be deemed terminated by the same Party (by Buyer, if terminates the HGC Agreement) in accordance with this Section 7.1(e) with an immediate effect

(f) The Party seeking to terminate this Agreement pursuant to this Section 7.1 (other than Section 7.1(a)) shall give prompt written notice of such termination to the other Party.
Section 7.2 Effect of Termination
In the event of termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall forthwith cease to be in effect and there shall be no obligation or liability on the part of any Party arising thereafter except (a) for Section 5.13, 5.16, 8.2, 8.3, 8.4, 9.1, 9.7, 9.8 and this Section 7.2, all of which provisions shall survive termination indefinitely and (b) that no termination of this Agreement shall relieve any Party from liability for any breach prior to the date this Agreement is terminated of this Agreement or any Ancillary Agreement as they may be amended, modified or supplemented after the date of execution hereof.
ARTICLE VIII
INDEMNIFICATION
Section 8.1 Survival of Representations, Warranties and Covenants
The representations and warranties of Seller and Buyer contained in this Agreement shall survive the Closing for a period of 12 months after the Closing Date (the “Survival Period”), except as otherwise provided in this Agreement. The covenants and agreements of Seller and Buyer contained in this Agreement shall not survive the Closing, except for those covenants and agreements that by their terms contemplate performance in whole or in part after the Closing, which shall remain in full force and effect for the time period specified therein, if any, or if no such time period is specified, indefinitely.
Section 8.2 Indemnification by Seller
Seller shall save, defend, indemnify and hold harmless Buyer and its Affiliates, officers, directors, employees, agents, successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs and expenses (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”) to the extent resulting from:
(a) any breach of any representation or warranty made by Seller contained in this Agreement; and
(b) any breach of any covenant or agreement by Seller contained in this Agreement.

Seller hereby acknowledges that the Losses incurred to Buyer Indemnified Parties resulting from any breach of any representative, warranty, covenant or agreement contained in this Agreement by Seller may be greater than the Initial Purchase Price.
The maximum amount of the aggregate indemnifiable Losses that may be recovered from Seller by Buyer Indemnified Parties resulting from any breach of any representation or warranty set forth in Part B of Exhibit 3.1(b) of this Agreement and set forth in Part B of Exhibit 3.1(b) of the HGC Agreement shall be US$20,000,000, and Buyer has the right in its sole discretion to allocate the amount of the indemnifiable Losses under this Agreement and the HGC agreement.
Section 8.3 Indemnification by Buyer
Buyer shall save, defend, indemnify and hold harmless Seller and its Affiliates, officers, directors, and employees (collectively, the “Seller Indemnified Parties”) from and against any and all Losses to the extent arising out of or resulting from:
(a) any breach of any representation or warranty made by Buyer contained in this Agreement; and
(b) any breach of any covenant or agreement by Buyer contained in this Agreement.
The maximum amount of the indemnifiable Losses that may be recovered from Buyer by Seller Indemnified Parties under this Section 8.3 shall be equivalent to 15% of the Initial Purchase Price.
Section 8.4 Manner of and Limitation on Indemnification
Notwithstanding anything to the contrary contained in this Agreement:
(i) The indemnified party shall have no right to recover for Losses until such time as the cumulative amount of such Losses under this Agreement and the HGC Agreement exceed NT$5,000,000 (the “Basket Amount”), provided that at such time as the amount to which such indemnified party is entitled to be indemnified exceeds NT$5,000,000, such indemnified party shall be entitled to be indemnified for all such Losses (i.e., including the initial NT$5,000,000). For the avoidance of doubt, the payment of the price adjustment pursuant to Section 2.2 and of the severance payments pursuant to Section 5.3 shall not be subject to the Basket Amount.
(ii) Claims by Buyer in respect of the tax liabilities pursuant to Clause 8 of the Exhibit 3.1(b) shall not be subject to, or counted against, the threshold in Section 8.4(i). Such claims shall not be subject to the proviso regarding the maximum amount of the indemnifiable Losses in Section 8.2. For the avoidance of doubt, when determining whether the total indemnifiable Losses have exceeded the maximum amount of indemnifiable Losses under the proviso of Section 8.2, the amount of Tax claims shall be excluded. In order for Buyer to claim the indemnification on the tax liabilities (“Tax Claim”), Buyer shall deliver a written notice to Seller promptly after receipt of the tax assessment from the ROC tax authority, describing in reasonable detail such tax assessment, and Seller shall have the right, upon written notice to Buyer within 30 days after receipt of notice from Buyer, to assume the defense thereof at the expense of Seller with counsel selected by Seller and reasonably satisfactory to Buyer. Notwithstanding the foregoing, Buyer shall have the right to retain its own counsel in any such action at its expense. If Seller assumes the defense thereof, Buyer shall cooperate with Seller in such defense and make available to Seller all materials and information in Buyer’s possession or under its control relating thereto as is reasonably required by Seller. Buyer shall not admit, settle or compromise such tax liability without Seller’s prior written consent. Seller shall not, without the prior written consent of Buyer, effect any settlement of any such tax liability in respect of which Buyer Indemnified Party is or could have been a party and indemnification could have been sought hereunder by such Buyer Indemnified Party, unless such settlement (a) includes an unconditional release of such Buyer Indemnified Party from all liability on such claims, and (b) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Buyer Indemnified Party.
(iii) Seller shall not be obligated to indemnify any Buyer Indemnified Party with respect to any Loss to the extent that a specific accrual or reserve for the amount of such Loss was reflected in the financial statements or the notes thereto.
(iv) To provide a fund against which a Buyer Indemnified Party may assert claims of indemnification pursuant Section 8.2 and 8.4(ii) and (iv) hereof and Section 9.2 of the HGC agreement, the Escrow Amount shall be deposited with the Escrow Agent pursuant to the Escrow Agreement. Subject to the Escrow Agreement, (a) the US$2,500,000 initially deposited with the Escrow Agent hereunder (the “Initial Escrow Amount”) shall remain in the Escrow Account for a period of 4 months following the Closing Date (the “First Escrow Period”), (b) within five Business Days after the end of the First Escrow Period (the “First Release Date”) the Escrow Agent shall distribute to an account designated by Seller an amount equal to all amounts held in the Escrow Account in excess of US$1,000,000 as of the end of the First Escrow Period minus the aggregate of (A) the amounts required to satisfy any claim resolved in the manner set forth in Section 2.1 of the Escrow Agreement (a “Settled Reduction”) prior to the end of the First Escrow Period and not previously distributed to an account designated by Buyer, and (B) any amount reserved against unsatisfied and pending claim specified in any Notice of Claim delivered to the Escrow Agent and Seller in accordance with Section 2.1 of the Escrow Agreement (“Retained Amount”) prior to the end of the First Escrow Period. All of the Escrow Amount remaining after the First Release Date, after giving effect to the reduction pursuant to Section 2.3(b) of the Escrow Agreement, shall remain in the Escrow Account for a period of an additional eight months following the end of the First Escrow Period (the “Second Escrow Period”). Within five Business Days after the end of the Second Escrow Period (the “Second Release Date” and each of the First Release Date and the Second Release Date, a “Release Date”), the Escrow Agent shall distribute to an account designated by Seller an amount equal to all of the Trust Property remaining in the Escrow Account as of the end of the Second Escrow Period minus the aggregate amount of (A) any Settled Reduction resolved before the end of the Second Escrow Period and not previously distributed to an account designated by Buyer, and (B) any Retained Amounts pursuant to any Notice of Claim delivered to the Escrow Agent and Seller through the end of the Second Escrow Period. As soon as any claim with respect to any indemnification claim pursuant to Section 8.2 or 8.4(ii) hereof or Section 9.2 of the HGC Agreement for which any Retained Amount has been retained in the Escrow Account beyond the applicable Release Date have been resolved by Seller and Buyer in accordance with Section 2.1(c) of the Escrow Agreement, Buyer and Seller shall prepare a memorandum to the Escrow Agent setting forth (i) the amount of the Retained Amount to be paid to an account designated by Buyer to satisfy such claim (the “Settled Claim Amount”) and (ii) amount of the Retained Amount that is not required to satisfy such claim (the “Released Amount”) to be distributed to an account designated by Seller. Within five Business Days after receipt of such a memorandum or a written final determination by the arbitrators as provided in Section 9.8 hereof or Section 10.8 of the HGC Agreement specifying the amount which such party has been awarded relating to resolution of any such claim for which any Retained Amount has been retained in the Escrow Account, the Escrow Agent shall release the Retained Amount in accordance with such memorandum or final determination by the arbitrators.
Section 8.5 General Limits on Indemnification
(a) In the event Buyer proceeds with the Closing notwithstanding actual knowledge by Buyer or any Affiliate of Buyer at or prior to the Closing of any breach by Seller of any representation, warranty or covenant in this Agreement, no Buyer Indemnified Party shall have any claim or recourse against Seller or any of its Affiliates or Representatives with respect to such breach, under this Article VIII or otherwise; provided, however, nothing contained in this Section shall prejudice the rights of Buyer to adjust the Initial Purchase Price pursuant to Section 2.2(b) and (c) and to claim the severance payments and pension liabilities pursuant to Section 5.3(b) and (c).
(b) No indemnification claim may be asserted against any Party unless written notice of such claim is received by such Party, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to the end of the Survival Period, in which case the applicable representation, warranty, covenant or agreement shall survive as to such claim until such claim has been finally resolved.
(c) For all purposes of this Article VIII, “Losses” shall be net of (i) any insurance or other recoveries payable to and received by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification and (ii) any Tax benefit realized by such Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses (including, without limitation, the net present value of any Tax benefit arising in subsequent taxable years).
(d) No Party hereto shall have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement.
Section 8.6 Exclusivity
(a) Except as specifically set forth in this Agreement, effective as of the Closing, Buyer, on behalf of itself and the other Buyer Indemnified Parties, waives any rights and claims any Buyer Indemnified Party may have against Seller, whether in law or equity, relating to the transactions contemplated by this Agreement or any of the Ancillary Agreements. After the Closing, subject to the foregoing, this Article VIII will provide the exclusive remedy against Seller for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any of the Ancillary Agreements and/or the transactions contemplated hereby or thereby.

(b) Except as specifically set forth in this Agreement, effective as of the Closing, Seller, on behalf of itself and the other Seller Indemnified Parties, waives any rights, claims, liens, demands, causes of action, obligations, damages and liabilities, known or unknown, anticipated or unanticipated, contingent or non-contingent, any Seller Indemnified Party has had in the past or may have against Buyer Indemnified Parties, whether in law or equity, through the date of execution of this Agreement and the Closing, including, without limitation, those arising from or with respect to any transactions with Buyer Indemnified Parties prior to the Closing.
ARTICLE IX
GENERAL PROVISIONS
Section 9.1 Fees and Expenses
(a) Except as otherwise provided herein, all fees and expenses incurred in connection with or arising from this Agreement and the Ancillary Agreements and the transaction contemplated hereunder and thereunder shall be borne by the Party incurring such fees or expenses, whether or not such transaction is consummated. In the event of termination of this Agreement, the obligation of each Party to pay its own fees and expenses shall be subject to any and all rights of such Party arising from a breach of this Agreement or any of the Ancillary Agreements by the other Party.
(b) Seller shall pay to Buyer a fee of US$5,000,000 (the “Termination Fee”) if (i) any Person makes a Takeover Proposal that is not withdrawn, (ii) this Agreement is terminated or is not consummated by reasons other than any withdrawal by Buyer from this transaction due to a Material Adverse Effect or otherwise, and (iii) Seller enters into a definitive Contract to consummate, or consummates, the transactions contemplated by any Takeover Proposal within 6 months of termination of this Agreement (the “Payment Event”). For avoidance of doubt, no Termination Fee is payable to Buyer in the event that this Agreement is terminated or is not consummated due to any withdrawal by Buyer from this transaction. Any Termination Fee due under this Section 9.1(b) shall be paid by wire transfer of same-day funds on the 7th Business Day following the date of the first to occur of the above events. For the avoidance of doubt, nothing contained in this Section shall prejudice the rights of Buyer to exercise any right or claim any remedy which Seller has under this Agreement.
Section 9.2 Amendment and Modification
This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Seller and Buyer, and otherwise as expressly set forth herein.

Section 9.3 Waiver
No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of Seller to any such waiver shall be valid only if set forth in a written instrument executed and delivered by Seller. Any agreement on the part of Buyer to any such waiver shall be valid only if set forth in a written instrument executed and delivered by Buyer.
Section 9.4 Notices
All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:
(a) if to Seller:
Hoshin GigaMedia Center Inc.
207 Tiding Boulevard – Section 2, Taipei 114, Taiwan R.O.C.
Attention: General Counsel
Facsimile: 886-2-2656-8073
with a copy (which shall not constitute notice) to:
Hoshin GigaMedia Center Inc.
207 Tiding Boulevard – Section 2, Taipei 114, Taiwan R.O.C.
Attention: Chief Operating Officer
Facsimile: 886-2-2656-8090
(b) if to Buyer:
China Network Systems Co., Ltd.
3F, 399, Recom Rd., Neihu District, Taipei City, Taiwan
Attention: Chief Legal Officer
Facsimile: 886-2-8757-8976

Section 9.5 Entire Agreement
This Agreement (including the Exhibits attached hereto), and the Ancillary Agreements constitute the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter of this Agreement. Neither this Agreement nor any of the Ancillary Agreements shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any Party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement of the Parties or their Representatives to the contrary, no Party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the Parties.
Section 9.6 No Third-Party Beneficiaries
Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.
Section 9.7 Governing Law
This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the ROC, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles.
Section 9.8 Dispute Resolution
(a) The Parties shall seek to solve through negotiations any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity hereof. If the Parties fail to solve such dispute, controversy or claim by a written agreement within thirty days after one of the Parties has requested such negotiations by notice to the other Party, such dispute, controversy or claim shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and finally settled by arbitration in accordance with the UNCITRAL Arbitration Rules (“Arbitration Rules”) in force at the date of this Agreement, as modified by the rest of this Section 9.8. The place of arbitration shall be Taipei. There shall be three arbitrators. The appointing authority shall be Hong Kong International Arbitration Centre and the arbitration shall be administered in accordance with the HKIAC Procedures for the Administration of International Arbitration (“HKIAC Procedures”) in force at the date of this Agreement including such amendments to the Arbitration Rules as are contained in the HKIAC Procedures. The language of the arbitration shall be English. The awards rendered by the arbitrator shall be final and binding on the Parties. The Parties agree to be bound by any awards made by the arbitrator(s) and execute the awards accordingly.
(b) Each Party and the Guarantor shall cooperate with each other in making full disclosure of and providing complete access to all information and documents requested by any Party in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on the disclosing Party. The cost of the arbitration (including the reasonable and properly incurred fees and expenses of the lawyers appointed by each party to the arbitration) shall be borne by the Party or Parties against whom the arbitration award is made or otherwise in accordance with the ruling of the arbitration tribunal.

Section 9.9 Assignment; Successors
Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Party, and any such assignment without such prior written consent shall be null and void.
Section 9.10 Severability
Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
Section 9.11 Counterparts
This Agreement may be executed in two counterparts, both of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by the parties and delivered to the other parties. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.
Section 9.12 No Presumption Against Drafting Party
Buyer and Seller acknowledge that each Party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.
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IN WITNESS WHEREOF, Seller and Buyer have caused this Agreement to be executed as of the date first written above.

Hoshin GigaMedia Center Inc.
By:
Name:
Title:

China Network Systems Co., Ltd.
By:
Name:
Title: